Exhibit 99.3

Interim condensed consolidated financial statements of Liminal BioSciences Inc.

For the quarter ended March 31, 2023

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	March 31,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$26,942	$37,144
Accounts receivable	1,030	1,177
Prepaids	2,255	2,997
Assets held for sale (note 3)	3,937	—
Total current assets	34,164	41,318

Other long-term assets	280	243
Capital assets	356	4,344
Right-of-use assets	1,027	1,146
Intangible assets	3,171	3,240
Deferred tax assets	168	168
Total assets	$39,166	$50,459

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,255	$5,968
Current portion of lease liabilities (note 4)	713	735
Current portion of provisions (note 5)	3,148	3,400
Total current liabilities	9,116	10,103

Long-term portion of lease liabilities (note 4)	644	752
Long-term portion of provisions (note 5)	—	3,290
Warrant liability (note 6)	344	106
Total liabilities	$10,104	$14,251

EQUITY
Share capital (note 8a)	$979,849	$979,849
Contributed surplus (note 8b)	46,260	45,973
Warrants (note 8c)	95,856	95,856
Accumulated other comprehensive loss	(3,170)	(3,169)
Deficit	(1,089,733)	(1,082,301)
Total equity	29,062	36,208
Total liabilities and equity	$39,166	$50,459

Going concern (note 1)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts) (Unaudited)

Quarter ended March 31	2023	2022
Revenues	$136	$—

Expenses
Research and development expenses	4,169	4,375
Administration expenses	3,559	4,700
(Gain) loss on foreign exchange	(11)	786
Finance costs	(238)	1,358
Loss on extinguishment of liabilities (note 7)	—	212
Change in fair value of financial instruments measured at fair value through profit or loss (note 6)	238	(243)
Loss from continuing operations, net of taxes of $nil	$(7,581)	$(11,188)

Discontinued operations
Loss on sale of discontinued operations, net of income taxes $nil (note 3)	—	(600)
Income from discontinued operations, net of taxes of $nil (note 3)	149	624
Total income from discontinued operations	149	24
Net loss	$(7,432)	$(11,164)

Net (loss) income attributable to:
Non-controlling interests in continuing operations	$—	$(459)
Owners of the parent
- Continuing operations	(7,581)	(10,729)
- Discontinued operations	149	24
	$(7,432)	$(10,705)
Net loss	$(7,432)	$(11,164)

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(2.44)	$(3.46)
From discontinued operations	0.05	0.01
Total loss per share	$(2.39)	$(3.45)
Weighted average number of outstanding shares (in thousands)	3,104	3,104

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of Canadian dollars) (Unaudited)

Quarter ended March 31	2023	2022
Net loss	$(7,432)	$(11,164)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(1)	11
Total other comprehensive income	$(1)	$11
Total comprehensive loss	$(7,433)	$(11,153)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$—	$(459)
Owners of the parent
- Continuing operations	(7,582)	(10,718)
- Discontinued operations	149	24
Total comprehensive loss	$(7,433)	$(11,153)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2022	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
Net loss	—	—	—	—	(10,705)	(10,705)	(459)	(11,164)
Foreign currency translation reserve	—	—	—	11	—	11	—	11
Share-based payments expense (note 8b)	—	619	—	—	—	619	—	619
Balance at March 31, 2022	979,849	44,728	95,856	(2,999)	(1,084,872)	32,562	(9,215)	23,347
Balance at January 1, 2023	979,849	45,973	95,856	(3,169)	(1,082,301)	36,208	—	36,208
Net loss	—	—	—	—	(7,432)	(7,432)	—	(7,432)
Foreign currency translation reserve	—	—	—	(1)	—	(1)	—	(1)
Share-based payments expense (note 8b)	—	287	—	—	—	287	—	287
Balance at March 31, 2023	979,849	46,260	95,856	(3,170)	(1,089,733)	29,062	—	29,062

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Quarter ended March 31	2023	2022
Cash flows (used in) from operating activities
Net loss from continuing operations during the period	$(7,581)	$(11,188)
Net income from discontinued operations during the year	149	24

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	(255)	1,686
Loss on sale of discontinued operations (note 3)	—	600
Change in fair value of financial instruments measured at fair value through profit or loss (note 6)	238	(243)
Loss on extinguishment of liabilities (note 7)	—	212
Provision expense (note 5)	(331)	(955)
Payment of principal elements of provision (note 5)	(3,238)	—
Share-based payments expense (note 8b)	287	619
Depreciation of capital assets	49	90
Depreciation of right-of-use assets	131	126
Amortization of intangible assets	70	71
	(10,481)	(8,958)
Change in non-cash working capital items	139	1,913
	$(10,342)	$(7,045)
Cash flows used in financing activities
Repayment of principal on long-term debt (note 7)	—	(39,123)
Payments of principal on lease liabilities (note 4)	(153)	(187)
Payment of interest on lease liabilities (note 4)	(51)	(63)
Debt, share and warrants issuance and repayment costs	—	(41)
	$(204)	$(39,414)
Cash flows (used in) from investing activities
Additions to capital assets	—	(5)
Additions to intangible assets	—	(3)
Interest received	342	67
	$342	$59

Net change in cash during the period	(10,204)	(46,400)
Net effect of currency exchange rate on cash	2	(924)
Cash, beginning of period	37,144	108,490
Cash, end of the period	$26,942	$61,166
Comprising of:
Cash	26,941	61,166
Cash equivalents	1	—
	$26,942	$61,166

Cash flows from discontinued operations presented in note 3.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1. Nature of operations and going concern

Liminal BioSciences Inc., or Liminal or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded development stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on discovering and developing distinctive novel small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways with the intent of developing best/first-in-class therapeutics for the treatment of metabolic, for inflammatory and fibrotic diseases with significant unmet needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. The Company’s pipeline is currently made up of three development programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing potential OXER1 antagonists and GPR40 agonists, both of which are at the preclinical stage.

On February 1, 2023, the Company performed a share consolidation of all its issued and outstanding common shares, stock options and warrants on the basis of a consolidation ratio of ten pre-consolidation shares to one post consolidation share. The quantities and per unit prices of the Company's common shares, stock options and warrants presented in these interim condensed consolidated financial statements have been retroactively adjusted to give effect to the share consolidation.

The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.

Structured Alpha LP, or SALP, is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The interim condensed consolidated financial statements for the quarter ended March 31, 2023, or interim financial statements, are presented in Canadian dollars, $ or CAD, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the quarter ended March 31, 2023, the Company incurred a net loss from continuing operations of $7.6 million ($11.2 million for the quarter ended March 31, 2022) and had negative operating cash flows, including continuing and discontinued operations, of $10.3 million ($7.0 million for the quarter ended March 31, 2022). At March 31, 2023, the Company had an accumulated deficit of $1,089.7 million ($1,082.3 million at December 31, 2022) and a working capital of $25.0 million ($31.2 million at December 31, 2022).

The Company’s cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regard to the outcome or cost of those programs. The cash runway is also dependent on decisions the Company makes in terms of managing its capital, including raising capital through the issuance of debt or equity, and the Company's ability to conclude such financing transactions at an acceptable cost. The need to complete financing transactions in the future is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding, selling non-core assets or other sources.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

The Company currently expects that its existing resources will be sufficient to fund its planned operations and expenditures into the first quarter of Fiscal 2024.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Material accounting policies

a) Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS and can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on May 8, 2023 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b) New standards and interpretations adopted

The accounting policies used in our interim financial statements are consistent with those we applied in our December 31, 2022 audited annual consolidated financial statements except for the adoption of the following amendments on January 1, 2023.

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

c) New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Amendments IAS 1, Presentation of Financial Statements (IAS 1) - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted. The Company concluded that these amendments will not have an impact on its financial statements at the date of adoption and for the comparative periods.

d) Significant accounting judgements and estimation uncertainty

The preparation of these interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant judgments made and critical accounting estimates applied by us and disclosed in the consolidated financial statements for the year ended December 31, 2022, remain unchanged.

3. Discontinued operations

Discontinued operations for the periods presented in the interim financial statements comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities, assets and liabilities:

•
the obligations towards a Contract Development Manufacturing Organization, or CDMO, it retained upon the sale of the plasma derived business;
•
the operating costs of the previously owned Labrosse facility, located in Pointe-Claire, Québec; and
•
the operating costs of the Company's dormant manufacturing facility located in Belleville, Ontario, or the Belleville facility.

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements.

During the quarter ended March 31, 2023, the Belleville facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale, and is presented as such in the consolidated statement of financial position at March 31, 2023.

Gain on sale of discontinued operations

During the quarter ended March 31, 2022, the Company recorded an indemnification adjustment expense of $600, upon the resolution of a disputed research and development tax credit claim with a taxation authority.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Results and cash flows from discontinued operations

The net loss from discontinued operations for the quarter ended March 31, 2023 and 2022 are presented below:

	March 31, 2023	March 31, 2022
Revenues	$—	$7

Expenses
Research and development expenses 1)	(331)	(812)
Administration expenses	181	194
Finance costs	1	1
Income from discontinued operations, net of income taxes of $nil	$149	$624

1) Expense (income) recognized in regards to an agreement with a CDMO which in the comparative period is accounted for in part as a lease (note 4) and an onerous contract (note 5), due to changes to the discounted value caused by changes in inflation and discount rates.

The consolidated statements of cash flows for the quarter ended March 31, 2023 and 2022 were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note. The cash flows from the discontinued operations and the gain on sale of discontinued operations for the quarter ended March 31, 2023 and 2022 are presented in the following table:

	March 31, 2023	March 31, 2022
Cash flows used in operating activities	$(182)	$(188)
Cash flows utilized during the period	$(182)	$(188)

4. Lease liabilities

The transactions affecting the lease liabilities during the quarter ended March 31, 2023 were as follows:

Balance at January 1, 2023	$1,487
Additions	12
Interest expense	56
Payments	(204)
Lease modification and other remeasurements	—
Effect of foreign exchange differences	6
Balance at March 31, 2023	$1,357
Less current portion of lease liabilities	(713)
Long-term portion of lease liabilities	$644

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

5. Provisions

The transactions affecting the provisions during the quarter ended March 31, 2023 were as follows:

Balance at January 1, 2023	$6,690
Decrease to provisions during the period	(331)
Payments	(3,238)
Interest expense	27
Balance at March 31, 2023	$3,148
Less current portion of provisions	(3,148)
Long-term portion of provisions	$—

6. Warrant liability

On February 1, 2023, the Company performed a ten-to-one share consolidation of its common shares, stock options and warrants. The quantities and per unit prices presented throughout the consolidated financial statements, including this note, have been retroactively adjusted to give effect to the share consolidation.

As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement made on November 25, 2020, the Company issued a total of 789,472 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at USD 55.0 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in USD which is different than the functional currency of Liminal which is the CAD. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the November 2020 warrants was $344 and $106 at March 31, 2023 and December 31, 2022, respectively. The fair value of the November 2020 warrants held by SALP was $172 and $53 on those same dates. A gain of $238, resulting from the change in fair value of the November 2020 warrants during the quarter ended March 31, 2023 was recognized in the consolidated statement of operations.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	March 31,	December 31,
	2023	2022
Underlying common share fair value (in USD)	$3.80	$3.25
Remaining life until expiry	2.6	2.8
Volatility	69.0%	51.0%
Risk-free interest rate	3.91%	4.26%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in USD)	$0.05	$—
Fair value of exercise price adjustment mechanism (in USD)	$0.39	$0.12
Illiquidity discount	27.0%	20.0%
Fair value of a warrant (in USD)	$0.32	$0.10
Fair value of a warrant (in CAD)	$0.44	$0.13

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

7. Long-term debt

On February 15, 2022, the Company settled the entirety of the first and second term loans, representing an aggregate principal amount of $39,123 and the stated interest accrued of $484, for an amount of $39,123, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted by the Company over its assets pursuant to the loan agreement and related documents. The difference between the carrying amount of the loans extinguished and the cash payment of $292 was recorded as a loss on extinguishment of liabilities. The Company incurred $40 in legal fees in relation to the prepayment, which were recorded against the loss on extinguishment of liabilities.

The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation to SALP included in other long-term liabilities and the recognition of a gain on extinguishment of liabilities of $120.

In concurrence with the repayment, the 16,873 warrants held by SALP and having an exercise price of $152.10 per common share (note 8c) were cancelled.

8. Share capital and other equity instruments

a) Share capital

On February 1, 2023, the Company performed a share consolidation of all its issued and outstanding common shares, stock options and warrants on the basis of a consolidation ratio of ten pre-consolidation shares to one post-consolidation share. The quantities and per unit prices of the Company's common shares, stock options and warrants presented in these interim financial statements have been retroactively adjusted to give effect to the share consolidation.

Authorized and without par value

Common shares: unlimited number authorized, participating, carrying one vote per share, entitled to dividends.

Preferred shares: unlimited number authorized, issuable in one or more series.

-
Series A preferred shares: unlimited number authorized, no par value, non-voting, ranking in priority to the common shares, entitled to the same dividends as the common shares, non-transferable, redeemable at the redemption amount offered for the common shares upon a change in control event.

No preferred shares have been issued. Apart from the share consolidation, there were no changes in the issued and outstanding common shares during the quarters ended March 31, 2023 and 2022. At March 31, 2023 and 2022, the number of common shares outstanding were as follows:

	March 31, 2023		March 31, 2022
	Number	Amount	Number	Amount
Balance - end of period	3,104,222	$979,849	3,104,222	$979,849

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b) Contributed surplus (Share-based payments)

Stock options

For stock options having a CAD exercise price, the changes in the number of stock options outstanding during the quarters ended March 31, 2023 and 2022 were as follows:

	March 31, 2023		March 31, 2022
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance - beginning of period	101,629	$214.46	102,805	$215.29
Forfeited	(1,191)	146.39	—	—
Expired	—	—	(2)	22,200.00
Balance - end of period	100,438	215.26	102,803	$214.86

For options having a USD exercise price, the changes in the number of stock options outstanding during the quarters ended March 31, 2023 and 2022 were as follows:

	March 31, 2023		March 31, 2022
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance - beginning of period	130,916	$21.52	74,900	$34.88
Granted	44,600	3.99	16,500	10.20
Forfeited	(2,766)	18.75	—	—
Balance - end of period	172,750	$17.04	91,400	$30.43

2023
In March 2023, there were two option grants issued of which 41,500 stock options having an exercise price of USD 3.99 and vesting over a period of up to four years were issued to executives and 3,100 stock options having an exercise price of USD 3.99 and vesting over a period of up to four years were issued to employees.

2022
In March 2022, there were two option grants issued of which 11,500 stock options, having an exercise price of USD 10.20 and vesting over a period of up to four years were issued to executives and 5,000 stock options, having an exercise price of USD 10.20 and vesting over a period of up to four years were issued to a member of the Board of Directors.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the quarters ended March 31, 2023 and 2022 were as follows:

	March 31,	March 31,
	2023	2022
Expected dividend rate	—	—
Expected volatility of share price	117.2%	115.5%
Risk-free interest rate	3.54%	2.48%
Expected life in years	6.8	6.8
Weighted average grant date fair value	$4.65	$11.32

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At March 31, 2023, stock options issued and outstanding denominated in CAD and USD by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CAD	outstanding	(in years)	($)	exercisable	($)
$119.90-$146.35	15,697	7.0	$136.64	12,600	$136.29
$146.36 - $211.05	79,193	6.2	152.10	66,495	152.10
$211.06 - $2,130.00	5,025	6.2	358.66	5,025	358.66
$2,130.01-$20,700.00	523	5.2	10761.57	523	10,761.57
	100,438	6.3	$215.26	84,643	$227.56
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in USD	outstanding	(in years)	(USD)	exercisable	(USD)
$3.99 - $4.75	54,600	9.9	$4.01	—	$—
$4.76 - $7.80	39,050	9.2	$5.40	4,875	$5.40
$7.81 - $15.95	16,500	9.0	$10.20	4,129	$10.20
$15.96-$41.80	32,600	8.4	27.34	18,012	31.92
$41.81 - $108.00	30,000	7.7	48.48	25,748	48.17
	172,750	9.0	$17.04	52,764	$35.70

A share-based payment compensation expense of $287 was recorded for the stock options for the quarter ended March 31, 2023 ($619 for the quarter ended March 31, 2022).

Share-based payments expense

The total share-based payments compensation expense, comprising the above-mentioned expenses for stock options, has been included in the consolidated statements of operations for the quarters ended March 31, 2023 and 2022 as indicated in the following table:

Quarter ended March 31	2023	2022
Administration expenses	$154	$352
Research and development expenses	133	267
	$287	$619

c) Warrants

The following table presents the number of warrants outstanding with an exercise price in CAD during the quarters ended March 31, 2023 and 2022:

	March 31, 2023		March 31, 2022
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance of warrants - beginning of period	400	$30,000.00	17,273	$843.30
Cancelled (note 7)	—	—	(16,873)	152.10
Expired	(400)	30,000.00	—	—
Balance of warrants - end of period	—	$—	400	$30,000.00

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

March 31, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

There were no changes in the number of warrants having a USD exercise price during the quarter ended March 31, 2023 and 2022. These are the same warrants presented as a warrant liability (note 6) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. At March 31, 2023, the number of warrants outstanding by exercise price were as follows:

	March 31, 2023
		Weighted
		average
		exercise price
	Number	(USD)
Balance of warrants - end of period	789,472	$55.00

The warrants outstanding at March 31, 2023, their exercise price in USD, expiry rate and the overall weighted average exercise price are as follows:

	Number	Expiry date	Exercise price (USD)
Warrants outstanding with an exercise price in USD	789,472	November 2025	$55.00

On February 15, 2022, the 16,873 warrants having an exercise price of $152.10 were cancelled (note 7).

9. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes according to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At March 31, 2023, a former CEO had a balance of $197 ($197 at December 31, 2022), owing to the Company under a tax equalization program. The amounts are required to be repaid to the Company following the receipt of a refund by the former employee from the taxation authority for each of the two years covered by the program. At March 31, 2023, the Company received the reimbursement of the first year. The remaining amount is expected to be received once the tax return of the second and final year of the program has been assessed by the appropriate government agencies.

All material transactions with SALP are disclosed in notes 6 and 7 where the particular transactions are disclosed, and otherwise in this note.

During the quarter ended March 31, 2023, the Company also recorded legal expenses of $64 ($159 for the quarter ended March 31, 2022), incurred by SALP, that it is required to reimburse pursuant to the subscription agreement signed with SALP on April 14, 2019.

10. Subsequent event

Subsequent to March 31, 2023, the Company has signed an engagement letter with BMO Capital Markets as its financial advisor in respect to the unsolicited non-binding proposal from SALP to acquire all of the issued and outstanding common shares of the Company that SALP does not currently own for USD 7.50 in cash per common share.